SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NORTH AMERICAN PALLADIUM, LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

656912102

(CUSIP Number)

David Nowak

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 656912102		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 45,536,004 COMMON STOCK

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 45,536,004 COMMON STOCK

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,536,004 COMMON STOCK

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 92.0% OF THE OUTSTANDING COMMON STOCK

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 656912102		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 45,536,004 COMMON STOCK

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 45,536,004 COMMON STOCK

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,536,004 COMMON STOCK

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 92.0% OF THE OUTSTANDING COMMON STOCK

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 656912102		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD CAPITAL PARTNERS LTD.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 45,536,004 COMMON STOCK

	8	Shared Voting Power 45,536,004 COMMON STOCK

	9	Sole Dispositive Power 45,536,004 COMMON STOCK

	10	Shared Dispositive Power 45,536,004 COMMON STOCK

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,536,004 COMMON STOCK

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 92.0% OF THE OUTSTANDING COMMON STOCK

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 656912102		SCHEDULE 13D

1	Names of Reporting Persons BCP III NAP L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization MANITOBA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 45,536,004 COMMON STOCK

	8	Shared Voting Power 45,536,004 COMMON STOCK

	9	Sole Dispositive Power 45,536,004 COMMON STOCK

	10	Shared Dispositive Power 45,536,004 COMMON STOCK

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,536,004 COMMON STOCK

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 92.0% OF THE OUTSTANDING COMMON STOCK

14	Type of Reporting Person (See Instructions) PN

Item 1.         Security and Issuer

The title and class of equity security to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the common stock (the “NAP Shares”) of North American Palladium, Ltd. (“NAP”), a Canadian corporation (the “Issuer”). The principal executive offices of the Issuer are located at 130 Adelaide Street West, Toronto, Ontario, M5H 3P5.

Item 2.         Identity and Background

(a)                                 This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”)

(i)            BCP III NAP L.P. (“BCP”), a limited partnership formed under the laws of Manitoba;

(ii)           Brookfield Capital Partners Ltd., a corporation formed under the laws of the Province of Ontario (“Brookfield Capital”) and the administrative general partner of BCP;

(iii)          Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario.  Brookfield Capital is an indirect wholly-owned subsidiary of Brookfield; and

(ii)           Partners Limited (“Partners”), a corporation formed under the laws of the Province of Ontario. Partners holds 85,120 Class B limited voting shares of Brookfield, representing 100% of such shares, and 549,957 Class A limited voting shares of Brookfield, representing approximately 0.1% of such shares;

Schedules I, II and III hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations, addresses, and citizenships, of the Brookfield Capital, Brookfield and Partners, respectively.

(b)                                 The principal business of Brookfield is to invest and operate businesses in the real estate, power generation and infrastructure sectors.  The principal business of Partners is that of a holding company.  The principal business of Brookfield Capital is to serve as administrative general partner of a variety of investment vehicles, including BCP. The principal business of BCP is to invest in and operate businesses, including the Issuer. The principal business address of each of the Reporting Persons is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3.

(d)-(e)               During the last five years, none of Reporting Persons and, to their respective knowledge knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Schedules I, II and III hereto set forth the citizenship of each of the Scheduled Persons who is a natural person.

Item 3.         Source and Amount of Funds or Other Consideration

On August 6, 2015 (the “Effective Date”), BCP, an affiliate of Brookfield, acquired 18,214,201,868 NAP Shares pursuant to a recapitalization agreement dated June 18, 2015 between BCP and the Issuer (the “Recapitalization Agreement”) and a court-approved statutory plan of arrangement in accordance with section 192 of the Canada Business Corporations Act (the “Arrangement”) as consideration for full and final satisfaction of all amounts owing to BCP under the senior secured term loan under the loan agreement dated as of June 7, 2013 between NAP, Lac des Iles Mines Ltd. and BCP, as further amended, other than the US$25,000,000.00 bridge loan extended to the Issuer by BCP thereunder. Pursuant to the Arrangement, the NAP Shares issued and outstanding were consolidated on the basis of one (1) new common share for every 400 NAP Shares on the Effective Date, as a result of which BCP owns 45,536,004 as of the date hereof, representing 92% of the issued and outstanding NAP Shares.

Pursuant to the Arrangement, the Issuer intends to effect a rights offering pursuant to which holders of the Issuer’s NAP Shares may acquire up to an aggregate of 8,380,328 NAP Shares. Shareholders of record of the Issuer on or about August 20, 2015 (the “Rights Issuance Date”) will receive, for each NAP Share held, one right (“Right”) to subscribe for 0.1744 NAP Share at a subscription price of $5.97 per NAP Share. If not exercised, the Rights shall expire at 5:00 p.m. (Toronto time) on the 21st calendar day following the Rights Issuance Date (the “Rights Expiry Time”).

BCP has entered into a backstop agreement (the “Backstop Agreement”) with the Issuer pursuant to which BCP has agreed to purchase all of the NAP Shares which remain unsubscribed for by the holders of the Rights at the Rights Expiry Time (the “Backstop Commitment”). Polar Securities Inc. (“Polar”) has agreed to support the Backstop Commitment by purchasing 10% of such unsubscribed NAP Shares. In consideration for the Backstop Commitment, on the closing date of the Rights Offering, NAP will issue 226,131 NAP Shares to BCP (the “Backstop Fee Shares”) and 25,126 NAP Shares to Polar with an estimated aggregate value of $1.5 million, representing a subscription price of $5.97 per NAP Share.

Item 4.         Purpose of Transaction. See Item 3 and Item 5

The Reporting Persons from time to time make certain investments, including purchases of publicly traded securities. The Reporting Persons may begin or cease buying securities at any time. Any additional purchases of securities may be in the open market or privately negotiated transactions or otherwise. The Reporting Persons reserve the right to take actions to influence the management of the Issuer should it deem such actions appropriate.

Other than as described or contemplated above, none of the Reporting Persons, or to their respective knowledge, the Scheduled Persons, has any current plans or proposals that relate to or would result in:

(a)                               the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                               an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                                a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)                               any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                any material change in the present capitalization or dividend policy of the Issuer;

(f)                                 any other material change in the Issuer’s business or corporate structure;

(g)                                changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                               causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                   a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)                                  any action similar to any of those enumerated above.

Item 5.         Interest in Securities of the Issuer

(a)-(b)               As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of 45,536,004 NAP Shares and such NAP Shares represent approximate 92.0% of the issued and outstanding NAP Shares based on the number of NAP Shares outstanding as of August 6, 2015.

(c)                                      Other than as described in Item 3, (i) none of the Reporting Persons, nor, to their respective knowledge, any of the Scheduled Persons, has effected any transaction in the NAP Shares during the past sixty (60) days.

(d)                                     No person is known to the Reporting Persons or, to their respective knowledge, the Scheduled Persons, to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any such NAP Shares.

(e)                                      Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

BCP and the Issuer entered into the Recapitalization Agreement and the Backstop Agreement, each dated June 18, 2015. The information set forth in Item 3 hereto is incorporated herein by reference.

Item 7.         Material to be Filed as Exhibits.

Exhibit 1                                             Recapitalization Agreement dated June 18, 2015 by and between North American Palladium Ltd. and BCP III NAP L.P., previously filed as Exhibit 5 to the Issuer’s Form 6-K filed on June 30, 2015 and incorporated by reference herein.

Exhibit 2                                             Backstop Agreement dated June 18, 2015 by and between North American Palladium Ltd. and BCP III NAP L.P., previously filed as Exhibit 2 to the Issuer’s Form 6-K filed on June 30, 2015 and incorporated by reference herein.

Exhibit 3                                             Joint Filing Agreement, dated August 17, 2015, among Brookfield Asset Management Inc., Partners Limited, BCP III NAP L.P. and Brookfield Capital Partners Ltd.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated:           August 17, 2015

BCP III NAP L.P., by its administrative general partner, BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ Jaspreet Dehl
Name: Jaspreet Dehl
Title: Senior Vice President and Secretary

By:	/s/ David Nowak
Name: David Nowak
Title: Managing Partner

BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ Jaspreet Dehl
Name: Jaspreet Dehl
Title: Senior Vice President and Secretary

By:	/s/ David Nowak
Name: David Nowak
Title: Managing Partner

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
Name: A.J. Silber
Title Vice-President, Legal Affairs and Corporate Secretary

PARTNERS LIMITED

By:	/s/ Derek E. Gorgi
Name: Derek E. Gorgi
Title: Assistant Secretary

SCHEDULE I

BROOKFIELD CAPITAL PARTNERS LTD.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jaspreet Dehl, Director and Senior Vice President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Senior Vice President of Brookfield	Canada
Joseph Freedman, Director and Senior Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Senior Managing Partner of Brookfield	Canada
David Nowak, Director and Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Managing Partner of Brookfield	Canada
Peter Gordon, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Managing Partner of Brookfield	Canada
David Gregory, Vice President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Vice President of Brookfield	Canada
Jon Haick, Senior Managing Partner	99 Bishopsgate London, UK EC2M 3XD	Senior Managing Partner of Brookfield and the Chief Executive Officer of Brookfield Europe.	Canada
Aaron Kline, Vice President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Senior Vice President of taxation of Brookfield	Canada
Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Senior Managing Partner of Brookfield	Canada
Pierre McNeil, Senior Vice President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Senior Vice President and Chief Operating Officer of Brookfield’s private equity group	Canada
Jim Reid, Managing Partner	335 8th Avenue SW, Calgary, AB T2P 1C9	Managing Partner of Brookfield	Canada
Dean Schultz, Vice President	335 8th Avenue SW, Calgary, AB T2P 1C9	Vice President of Brookfield	Canada

SCHEDULE II

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey M. Blidner, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada
Angela F. Braly	832 Alverna Drive, Indianapolis, Indiana 46260	President & Founder, The Braly Group, LLC	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Group Chair of Brookfield	Canada
Marcel R. Coutu, Director	335 8th Avenue SW, Suite 1700 Calgary, Alberta T2P 1C9, Canada	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada
J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada
Robert J. Harding, Director	Brookfield Global Infrastructure Advisory Board 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Past Chairman of Brookfield	Canada
Maureen Kempston Darkes, Director	c/o 21 Burkebrook Place, Apt. 712, Toronto, Ontario M4G 0A2, Canada	Corporate Director of Brookfield and former President, Latin America, Africa and Middle East, General Motors Corporation	Canada
David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corp.	Canada
Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada
Lance Liebman, Director	Columbia Law School, 435 West 116th Street, New York, New York 10027 —7297, U.S.A.	William S. Beinecke Professor of Law	U.S.A.
Philip B. Lind, Director	Rogers Communications Inc. 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Co-Founder and Director of Rogers Communications Inc.	Canada
Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada
Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director of Brookfield and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and U.S.A.
Lord Augustine Thomas O’Donnell	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower Toronto, Ontario M5K 1A2, Canada	Chairman of Frontier Economics and Strategic Advisor, TD Bank Group	United Kingdom
Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada
Ngee Huat Seek, Director	168 Robinson Road #37 — 01 Capital Tower Singapore 068912	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation	Singaporean

Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor New York, N.Y. 10022	Vice Chair, Solera Capital LLC	U.S.A.
George S. Taylor, Director	c/o R.R. #3, 4675 Line 3, St. Marys, Ontario N4X 1C6, Canada	Corporate Director of Brookfield	Canada
A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of Brookfield	Canada

SCHEDULE III

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack. L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Group Chair of Brookfield	Canada
J. Bruce Flatt, Director	181 Boy Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Senior Managing Partner and Chief Executive Officer of Brookfield Asset Management Inc.	Canada
David W. Kerr, Director	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corp.	Canada
Brian D. Lawson, Director and President	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada
George E. Myhal, Director	Partners Value Fund Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	President and CEO, Partners Value Fund Inc.	Canada
Timothy R. Price, Director	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada
Samuel J.B. Pollock, Director	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner	Canada
Tony E. Rubin, Treasurer	51 Yonge Street, Suite 400, Toronto, ON M5E 1J1, Canada	Accountant	Canada
Loretta Corso, Secretary	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator	Canada
Derek Gorgi, Assistant Secretary	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President	Canada